Corficolombiana

RECEIVED
2009 APR 13 A 8:22
OFFICE OF INTERNATIONAL CORPORATE FINANCE

[redacted]

09045830

SUPPL

Cali, April 06, 2009

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street S.W.
Washington, D.C. 20549
Attn: Anne Marie Tierney, Esq.

Re.: Submission of Documents pursuant Del Valle SA
Corporación Financiera ~~Colombiana S.A.'s~~
(the Company) Ongoing Reporting
Requirements Under Rule 12g3-2 (b)

Dear Ms. Tierney:

Enclosed are the documents listed below, with their respective English summaries, where applicable, that we are submitting pursuant to our ongoing reporting requirements under rule 12g3-2 (b).

1. Authorized capital increase
The Chamber of Commerce of Cali recorded in the commercial records of Corficolombiana S.A. under number 01283965, the public deed through which the authorized capital increase is formalized.

Public Deed No. 364 dated March 18, 2009 of Notary's Office 31 of Bogota, formalizes CFC's authorized capital increase from Col.Ps 1.715.000.000 to Col.Ps 1.815.000.000 divided into 181.500.000 shares with a par value of Col.Ps 10.oo each, as approved by the Shareholders General Assembly held on March 3, 2009.

Finally please acknowledge receipt to this letter and it's enclosures by stamping the eclos-ed copy and returning if our messenger.

Very Truly yours,

**Amalia Correa Young**
Vicepresident

Dee 4/13

**DIRECCION GENERAL**
Carrera 13 No. 26-45 Pisos 3,7 y 8 Bogotá D.C. Conmutador 2863300 – Fax 2860163 A.A. 11843
Calle 10 No. 4-47 Piso 23 Cali Conmutador 8982222 – Fax 8890165
www.corficolombiana.com

Corficolombiana

RECEIVED
2009 APR 13 A 8:22
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Cali, April 06, 2009

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street S.W.
Washington, D.C. 20549
Attn: Anne Marie Tierney, Esq.

Re.: Submission of Documents pursuant Corporación Financiera Colombiana S.A.'s (the Company) Ongoing Reporting Requirements Under Rule 12g3-2 (b)

Dear Ms. Tierney:

Enclosed are the documents listed below, with their respective English summaries, where applicable, that we are submitting pursuant to our ongoing reporting requirements under rule 12g3-2 (b).

1. Authorized capital increase
   The Chamber of Commerce of Cali recorded in the commercial records of Corficolombiana S.A. under number 01283965, the public deed through which the authorized capital increase is formalized.

   Public Deed No. 364 dated March 18, 2009 of Notary's Office 31 of Bogota, formalizes CFC's authorized capital increase from Col.Ps 1.715.000.000 to Col.Ps 1.815.000.000 divided into 181.500.000 shares with a par value of Col.Ps 10.oo each, as approved by the Shareholders General Assembly held on March 3, 2009.

Finally please acknowledge receipt to this letter and it's enclosures by stamping the eclos-ed copy and returning if our messenger.

Very Truly yours,

**Amalia Correa Young**
Vicepresident

**DIRECCION GENERAL**
Carrera 13 No. 26-45 Pisos 3,7 y 8 Bogotá D.C. Conmutador 2863300 – Fax 2860163 A.A. 11843
Calle 10 No. 4-47 Piso 23 Cali Conmutador 8982222 – Fax 8890165
www.corficolombiana.com